[Letterhead Kirkland & Ellis LLP]

November 9, 2007

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maxcom Telecommunications, Inc. Registration Statement on Form F-4/A File No. 333-145800 Filed on November 1, 2007

Dear Ms. Anderson:

          Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation (sociedad anónima bursátil de capital variable), organized under the laws of Mexico (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment”).

          On behalf of the Company, we are writing to respond to the comments raised by the Commission’s staff (the “Staff”) in its letter to the Company dated November 8, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form F-4/A filed on November 1, 2007. References to page numbers in our responses are to page numbers of the marked version of the Amendment enclosed herewith. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Committees, page 112
Audit and Corporate Practices Committee, page 112

1.	Because your initial public offering has closed, we are uncertain why you refer to the formation of the referenced committees as an event that will occur in the future. Please advise or revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 113 to indicate that the referenced committees were established in connection with the initial public offering. The disclosure was also revised to indicate that the applicable committee charters are in effect, the current composition of the committees and the independence of the committee members.

Taxation, page 164

U.S. Federal Income Taxation, page 166

2.	To the extent possible, please avoid using the terms "generally" or "in general" in this section. A tax discussion should be phrased as definitively as possible.

In response to the Staff’s comment, the Company has revised the disclosure on pages 166 to 170 to avoid the use of the terms “generally” and “in general” to the extent possible. The one remaining statement that contains the word “generally” is the last sentence that begins on page 168 (and carries over to the top of page 169) that gain or loss that a U.S. Holder recognizes in connection with a sale or other taxable disposition of new senior notes will “generally” be treated as U.S.-source gain or loss. The Company believes that this statement cannot be made more definitive given the complexity of the sourcing rules for gain or loss on personal property sales and the extent to which the factors that determine sourcing relate to the tax characteristics and activities of the U.S. Holder as opposed to the new senior notes. Although there is a default rule that gain or loss from a sale of personal property is sourced based on the seller’s residence, the determination of residence for this purpose is itself complex and depends on objective factors unique to each U.S. Holder, including whether the U.S. Holder is an individual or an entity and where an individual U.S. Holder resides physically and to what extent, as well as subjective factors unique to each U.S. Holder such as how close a connection an individual U.S. Holder has to various international jurisdictions. In addition, the default sourcing rule based on residence is subject to many special rules that can source gain or loss based on factors other than residency. As a few of the more prominent examples, special sourcing rules can apply if a sale or other taxable disposition of new senior notes is attributable to or related to an office or other fixed place of business, if a U.S. Holder is eligible for benefits under an applicable income tax treaty entered into by the United States, if a U.S. Holder is subject to the overall foreign loss recapture rules, etc. Almost all of the factors that determine the source of gain or loss on a sale or other taxable disposition of new senior notes are the same factors that would apply to determining the source of gain or loss on other types of personal property owned by the U.S. Holder (and are not particular with respect to the new senior notes). Based on the foregoing, the Company respectfully contends that the disclosure with respect to this issue is as definitive as is reasonably possible.

Exhibit 5.1—Opinion of Kirkland & Ellis
Exhibit 5.2—Opinion of Alarcon Abogados

3.	Please revise the final paragraph of each opinion to remove any implication that persons taking shares pursuant to the exchange offer are not entitled to rely upon the legal opinion. Also, have counsel revise the final paragraph of the opinion filed as exhibit 5.2 to delete the inappropriate reference to the term "solely."

In response to the Staff’s comment, counsel has revised their respective opinions. In particular, Kirkland & Ellis LLP has deleted the last sentence of the last paragraph of its opinion (the revised opinion is filed with the Amendment as Exhibit 5.1). Additionally, Alarcon Abogados has revised its opinion by deleting the final paragraph of its opinion (the revised opinion is filed with the Amendment as Exhibit 5.2).

*   *   *   *   *

          We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,

/s/ Paul D. Zier Paul D. Zier

cc:       Paul Fischer
            René Sagastuy
            José Antonio Solbes
            Gonzalo Alarcón I.
            Gerald Nowak
            Manuel Garciadiaz